Room 4561

February 4, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

      Re: **Vsurance, Inc.**
            Revised Preliminary Information Statement on Schedule 14C
            Filed January 30, 2008
            File No. 0-52279

Dear Mr. Smith:

We have reviewed your filing and have the following comment.

<u>Material Terms of the New Class of Preferred Shares, page 10</u>

1.   We note your responses to comments 4 and 5 of our letter dated January 28, 2008. The Nevada statute that you cite in your responses does not appear to grant the board of directors the authority to create additional shares of preferred stock without the consent of shareholders, beyond what is authorized in the Company's Articles of Incorporation. Nevada Statute 78.1955(1) appears to provide that after a company's board of directors has established the terms of a class or series of blank check preferred stock pursuant to the company's articles of incorporation, the company must file a certificate of designation with the Nevada Secretary of State and must wait for that certificate to be become effective before issuing any shares of the new class or series of preferred stock. If you continue to believe that Nevada Statute 78.1955(1) provides the Company the requisite authority to create the additional shares of preferred stock without shareholder consent, please provide an opinion of counsel to that effect. Alternatively, please provide some other legal basis for the Company's actions. If the Company's actions exceeded its legal authority, you may wish to consider whether your majority shareholder can ratify such actions, provided that the ratification of the creation of your Series E and Series F preferred stock is adequately disclosed in an information statement on Schedule 14C.

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As appropriate, please amend your filing and respond to our comment within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter require further assistance, please call Mark Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel